MOVIE STAR, INC.

1115 Broadway

New York, New York 10010

November 28, 2007

VIA EDGAR AND TELECOPY (202) 772-9204

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	Movie Star, Inc. (the “Company”) Registration Statement on Form S-3 originally filed October 12, 2007 (File No. 333-146694) ( the “Registration Statement”)

Dear Mr. Owings:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 a.m., Thursday, November 29, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective;

(2) The Company is responsible for the adequacy and accuracy of the disclosure in the filing and the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

MOVIE STAR, INC.
By:	/s/ Thomas Rende
Name: Thomas Rende Title: Chief Financial Officer